Exhibit 2.1

FIRST AMENDMENT AND RESTATEMENT TO PROTOCOL AND JUSTIFICATION FOR THE MERGER OF BANCO INTER S.A. SHARES BY INTER HOLDING FINANCEIRA S.A.

The directors of the companies described below, as well as the respective companies:

BANCO INTER S.A., a financial institution and publicly traded company with authorized capital and shares accepted for trading under the Corporate Governance Level-2 regulations of B3 S.A. –Brasil, Bolsa, Balcão (“B3”), registered on the Ministry of the Economy National Register of Legal Entities (“CNPJ”) under no. 00.416.968/0001-01, headquartered at Avenida Barbacena, No. 1.219, 22nd floor, at Santo Agostinho district, in the city of Belo Horizonte, state of Minas Gerais, CEP (zip code) 30190-131, Brazil, whose corporate purpose is to engage in general banking activities, including foreign exchange and holdings in other companies as a quotaholder or shareholder (“Inter”).

INTER HOLDING FINANCEIRA S.A., a privately held, unlisted company registered on the CNPJ under no. 39.903.325/0001-10, headquartered at Avenida Barbacena, nº 1219, 22º andar, Cidade de Belo Horizonte, Estado de Minas Gerais, CEP 30.190-131, Brazil, whose corporate purpose is holding equity interests in financial institutions and whose only asset as of the date hereof is an equity interest in Inter (“HoldFin” and, jointly with Inter, the “Companies”).

INTER & CO INC. (new denomination of Inter & Co, Inc.), a company incorporated under the laws of the Cayman Islands, registered on the CNPJ under no. 42.737.954/0001-21, with registered address at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, whose corporate purpose is holding equity interests in financial institutions and whose only relevant current asset is an equity interest in HoldFin (“Inter & Co”).

Hereby resolve to execute this Amendment to the PROTOCOL AND JUSTIFICATION OF THE INCORPORATION OF BANCO INTER S.A. SHARES BY INTER HOLDING FINANCEIRA S.A. ("Protocol"), entered into on April 15, 2022, which shall be governed by the following clauses and conditions, in order to rectify the amount related to the eventual exercise of the Withdrawal Rights (as defined in the Protocol) by Inter's shareholders.

1. Rectification of Withdrawal Rights

1.1. Clause 6 of the Protocol shall be effective as follows:

6. WITHDRAWAL RIGHTS

6.1 As provided for in article. 252, paragraph 2, of the Brazilian Corporation Law, the Merger of Shares shall give rise to withdrawal rights to Inter's shareholders who hold common or preferred shares (including those that integrate units), on an uninterrupted basis, since the end of the trading session on April 14, 2022 (last trading session before the date of the first Material Fact on the adjusted Corporate Reorganization) and who do not vote in favor of the Corporate Reorganization, or who do not attend the New Corporate Reorganization EGM, and such right shall be exercised within 30 days from the publication of the minutes of the New Corporate Reorganization EGM ("Withdrawal Rights").

6.2 The amount to be paid to the holder of each common or preferred share will correspond to the net book value of Inter's share on December 31, 2021, according to Inter's financial statements to be submitted for approval at an ordinary shareholders' meeting to be held on April 28, 2022, corresponding to R$3.30 (three reais and thirty cents) per share1 .

1.2. All other clauses and conditions of the Protocol that have not been altered by virtue of this instrument are hereby ratified, and are considered to be an integral and inseparable part of the Protocol, which comes into force, in consolidated form, in the form of Exhibit I.

And, in witness whereof, the managers of the Companies sign this Protocol and Justification, together with the witnesses below.

Belo Horizonte (MG), April 29, 2022.

[rest of page intentionally blank]

[1]	Calculated based on dividing the value of total equity on December 31, 2021, divided by the number of shares then existing.

[Signature Page 01 of 04 of the First Amendment and Restatement of the Protocol and Justification of the Merger of Shares of Banco Inter S.A. by Inter Holding Financeira S.A. executed on April 29, 2022].

Banco Inter S.A.

By: Helena Lopes Caldeira Position: Chief Financial and Investor Relations Officer	By: Alexandre Riccio de Oliveira Position: Director VP of Technology, Operations, and Finance

[Signature Page 02 of 04 of the First Amendment and Restatement of the Protocol and Justification of the Merger of Shares of Banco Inter S.A. by Inter Holding Financeira S.A. executed on April 29, 2022].

Inter Holding Financeira S.A.

By: João Vitor N. Menin Teixeira de Souza Position: Director	By: Helena Lopes Caldeira Position: Director

[Signature Page 03 of 04 of the First Amendment and Restatement of the Protocol and Justification of the Merger of Shares of Banco Inter S.A. by Inter Holding Financeira S.A. executed on April 29, 2022].

Inter & Co, Inc.

By: Helena Lopes Caldeira Position: CFO	By: João Vitor N. Menin Teixeira de Souza Position: CEO

[Signature page 04 of 04 of the First Amendment and Restatement of the Protocol and Justification of the Merger of Shares of Banco Inter S.A. by Inter Holding Financeira S.A. signed on April 29, 2022].

Witnesses

1.	2.
Name: Ana Flávia Marques Guimarães ID: MG - 15.525.629 CPF: 018.199.666-90	Name: Débora Resende Castanheira de Carvalho ID: MG - 10.928.113 CPF: 937.281.406-78

EXHIBIT I - CONSOLIDATION OF

PROTOCOL AND JUSTIFICATION FOR THE MERGER OF

BANCO INTER S.A. SHARES BY INTER HOLDING FINANCEIRA S.A.

The directors of the companies described below, as well as the respective companies:

BANCO INTER S.A., a financial institution and publicly traded company with authorized capital and shares accepted for trading under the Corporate Governance Level-2 regulations of B3 S.A. –Brasil, Bolsa, Balcão (“B3”), registered on the Ministry of the Economy National Register of Legal Entities (“CNPJ”) under no. 00.416.968/0001-01, headquartered at Avenida Barbacena, No. 1.219, 22nd floor, at Santo Agostinho district, in the city of Belo Horizonte, state of Minas Gerais, CEP (zip code) 30190-131, Brazil, whose corporate purpose is to engage in general banking activities, including foreign exchange and holdings in other companies as a quotaholder or shareholder (“Inter”).

INTER HOLDING FINANCEIRA S.A., a privately held, unlisted company registered on the CNPJ under no. 39.903.325/0001-10, headquartered at Avenida Barbacena, nº 1219, 22º andar, Cidade de Belo Horizonte, Estado de Minas Gerais, CEP 30.190-131, Brazil, whose corporate purpose is holding equity interests in financial institutions and whose only asset as of the date hereof is an equity interest in Inter (“HoldFin” and, jointly with Inter, the “Companies”).

INTER & CO INC. (new denomination of Inter & Co, Inc.), a company incorporated under the laws of the Cayman Islands, registered on the CNPJ under no. 42.737.954/0001-21, with registered address at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, whose corporate purpose is holding equity interests in financial institutions and whose only relevant current asset is an equity interest in HoldFin (“Inter & Co”).

Hereby resolve to execute, for the reasons and purposes detailed below in the form of articles 224 and 225 of Law no. 6.404, of December 15, 1976, as amended ("Corporation Law"), and pursuant to the Material Fact notice disclosed on this date, the present instrument of protocol and justification ("Protocol and Justification"), having as purpose the corporate reorganization aiming at the migration of its shareholding base to Inter&Co, with the listing of its shares on Nasdaq, a stock exchange in the United States, and the trading of BDRs Level I, issued in accordance with CVM Instruction 332, of April 4, 2000, as amended, backed by Class A Shares (as defined below) issued by Inter&Co ("BDRs"), on B3 - Brasil, Bolsa, Balcão S.A. ("B3") ("Corporate Reorganization"), according to the steps listed below and as determined by Official Letter 141/2021-DIE, issued by B3 - Brasil, Bolsa, Balcão S.A. ("B3") on April 12, 2021 ("1st B3 Official Letter"), by Official Letter no. 13/2022-DIE, dated January 19, 2022, adding to and supplementing the terms of the Original B3 Official Letter ("2nd B3 Official Letter") and by Official Letter no. 122/2022-DIE, dated April 13, 2022 ("3rd B3 Official Letter" and, jointly with the 1st B3 Official Letter and the 2nd B3 Official Letter, "B3 Official Letters"), whereby: (i) the 2nd B3 Official authorized the Cash-Out Cap Cash (as defined below), the Apportionment structure (as defined below) and the introduction of shareholder legitimation rules for purposes of the Cash-Out Option (as defined below); and (ii) the 3rd B3 Official allowed that the Inter shares held by Softbank Latin America Fund ("SoftBank") be included in the concept of Outstanding Shares, reforming on this point the 1st B3 Official, but did not express itself regarding the possibility of SoftBank exercising its voting rights.

1.	REASONS OR PURPOSES AND INTEREST OF THE COMPANIES AND APPROVAL OF THE CORPORATE REORGANIZATION

1.1.	Motives or Purposes and Interests of Companies

1.1.1.Inter&Co's corporate structure, following the completion of the Corporate Reorganization, is intended to allow Inter to implement its business and growth strategy while ensuring compliance with the regulatory requirements of the Central Bank of Brazil ("Central Bank"). Central Bank regulations require that Brazilian financial institutions are required to have a controlling shareholder or controlling group defined and approved before the Central Bank. In addition, Brazilian corporate law does not permit companies to issue non-voting preferred shares in excess of 50% of their total capital stock. In this context, Inter's controlling shareholder currently and indirectly holds 53.1% of the total ordinary shares and 8.9% of Inter's preferred shares, with a total interest in the capital stock of 31.1%.  For this reason, Inter's ability to raise additional capital to finance its growth strategy without diluting its controlling shareholder's ownership below 50% of the voting capital is limited.

1.1.2.Upon completion of the Corporate Restructuring, Inter's controlling shareholder will control Inter&Co and, indirectly, Inter, through ownership of Class B Shares, which are entitled to 10 votes per share. Due to the regulation applicable to Banco Inter, this structure is being proposed with the main objective of allowing it to raise additional capital in the future by issuing equity instruments, especially shares, in order to implement its growth strategy, thus preserving the governance and control structure required by the Central Bank.

1.2.	Approval of Corporate Reorganization

1.2.1Subject to the terms and conditions set forth in this Merger Agreement, the Boards of Directors of the Companies, ad referendum of the Shareholders' Meetings of the respective Companies, shall approve the Corporate Reorganization and submit to the shareholders of the Companies the proposed Corporate Reorganization, whose steps are detailed below.

2.	DESCRIPTION OF THE CORPORATE REORGANIZATION

2.1.	Stages of Corporate Reorganization

2.1.1 The Corporate Reorganization shall comprise the following steps, which shall be interdependent and linked to each other, coordinated so as to occur, preferably, on the same date. The consummation of the Corporate Reorganization shall be subject to the applicable corporate approvals and to the verification of compliance by Inter with the Conditions for Implementation (as defined below).

2.1.1.1.

Merger of Shares. The merger of all shares issued by Inter by HoldFin, at their book asset value, resulting in the issuance by HoldFin, in favor of Inter's common and preferred shareholders, including unit holders ("Inter Shareholders"), of two classes of mandatorily redeemable preferred shares issued by HoldFin ("Merger of Shares"), being:

(i)	a class redeemable in BDRs (as defined below), pursuant to the BDR Option (as defined below), and

(ii)	the other class redeemable in cash pursuant to the Cash-Out Option (as defined below) ("Redeemable PNs).

2.1.1.1(a). For every 6 (six) common and/or preferred shares issued by Inter, 1 (one) Redeemable PN issued by HoldFin will be delivered, that is, 0.1666666666667 Redeemable PN will be delivered for every 1 (one) common or preferred share issued by Inter and, for every 2 (two) units of Inter, 1 (one) Redeemable PN issued by HoldFin will be delivered.

2.1.1.1(b). own assets, there being no legal succession, subject to the following:

2.1.1.1(c). The Cash-Out Option will be limited to one billion, one hundred thirty-one million, one hundred eighty-nine thousand, fifty-four reais and sixty centavos (R$1,131,189,054.60), an amount equivalent to ten percent (10%) of the total amount of Outstanding Shares2 , calculated based on the economic value of the Inter shares defined in the Cash-Out Report (as defined below) ("Cash-Out Cap").

2.1.1.1(d). The Cash-Out Option will be:

(i) made available only and exclusively to Inter's shareholders that hold shares issued by it on April 15, 2022, which is the date of disclosure by Inter of a Material Fact on the resumption of the Corporate Reorganization ("Cut-off Date" and "Legitimate Shareholders", respectively); and

[2]

Thus understood as the common or preferred shares issued by Inter, with the exception of those: (i) belonging to Inter's controlling shareholders (as indicated in Inter's Reference Form), (ii) belonging to persons linked to Inter's controlling shareholders (as determined by B3 through the 1st B3 Official Letter), (iii) belonging to Inter's administrators, and (iv) held in treasury. B3 issued, on April 13, 2022, the 3rd B3 Official Letter, which reformed part of the 1st B3 Official Letter to allow the shareholder SoftBank to integrate the concept of Outstanding Shares.

(ii) limited to the number of shares owned by the Legitimate Shareholders held on the Cut-off Date ("Share Quantity Limit").

2.1.1.1(e). The Cash-Out Option will be available to those Legitimate Shareholders who exercise this option within six (6) business days as of and including the business day following the date of the New Reorganization EGM (as defined below) ("Option Period"), subject, in any event, to the Limit on the Amount of Shares.

2.1.1.1(f). In case, after the manifestation of the Legitimate Shareholders who validly opt for the Cash-Out Option, it represents a disbursement to HoldFin:

(i) in an amount less than or equal to the Cash-Out Cap, then the Legitimate Shareholders will receive exclusively Cash-Out Option Redeemable PNs, which will be redeemed by payment in cash of the economic value of the Inter shares as determined pursuant to the Cash-Out Report (as defined below); or

(ii) in an amount greater than the Cash-Out Cap, then the Legitimate Shareholders will automatically receive: (x) the PNs Redeemable corresponding to the Cash-Out Option, proportionally prorated among them ("Apportionment"), so that, in any case, the maximum disbursement will be equivalent to the Cash-Out Cap; and (y) PNs Redeemable in BDRs backed by Class A Shares (as defined below), in an amount apt to supplement the balance of the Cash-Out Option not met due to the Apportionment. In case of Apportionment of PNs redeemable in BDRs backed by Class A Shares, Inter must inform the market of the result of the Apportionment of such shares up to 2 (two) business days after the end of the period for acceptance of the Cash-Out Option.

2.1.1.1(g). The Cash-Out Option will not be available: (i) to Inter's shareholders other than the Legitimate Shareholders; and (ii) to shares and/or units (x) acquired after the Cut-Off Date; and/or (y) that exceed the Limit on the Amount of Shares. In such cases, the BDR Option (as defined below) will apply.

2.1.1.1(h). Investors with a donating position of Inter shares on the Cut-off Date, in the scope of share loan transactions, will be considered Legitimate Shareholders both for purposes of the Cash-Out Option and for the definition of the Share Amount Limit, and will be entitled to exercise the Cash-Out Option. To this end, such shareholders must have the Inter's share position deposited at B3's central depository at the time of their decision to exercise the Cash-Out Option. Thus, the corresponding borrowing investors will not be considered as Legitimate Shareholders in the respective amounts of their outstanding loan positions on the Cut-off Date , nor for the definition of the Stock Quantity Limit.

2.1.1.2 Redemption. As a subsequent and interdependent act of the Merger of Shares, there will be, on the same date, the redemption of all Redeemable PNs ("Redemption") through the delivery, to the Inter:

(i)of Level I Certificates of Deposit of Securities - BDRs, issued in accordance with CVM Instruction 332, of April 4, 2000, as amended, backed by Class A Shares ("BDR Options"), and the BDRs may be subsequently cancelled, if the holder so decides, so that the holder receives Class A Shares (as defined below) directly, upon instructions given to B3 through its respective custody agents, pursuant to B3 regulations. Each Redeemable PN Share issued by HoldFin will be redeemed through the delivery of 1 (one) BDR; or

(ii)the amount of R$38.70 (thirty-eight reais and seventy centavos) per Redeemable PN, corresponding to six (6) times3 the economic value per preferred and/or common share of Inter, established pursuant to the terms of the Cash-Out Report (as defined below) , subject to the Cash-Out Cap and the Apportionment procedure, with the referred amount of R$38.70 (thirty-eight reais and seventy cents) subject to adjustment by the DI rate from the date on which the New Reorganization EGM is held (as defined below) up to the date of the effective payment ("Cash-Out Option").

2.1.1.2(a) Redeemable PNs will have full voting rights, priority in capital reimbursement in the event of liquidation, without premium, and will be automatically redeemed, upon their cancellation, against HoldFin's capital and/or profit reserves upon completion of the Corporate Reorganization, without the need, therefore, for a special meeting.

2.1.2 Inter&Co's capital structure will have two (2) classes of shares, as follows:

(a)	Class A Shares, which will carry one (1) vote per share, which will be admitted for trading on Nasdaq, stock exchange in the United States of America ("Class A Shares"); and

(b)

Class B Shares, which will confer ten (10) votes per share, owned exclusively by Inter's indirect controlling shareholder and Inter&Co's controlling shareholder, which will not be admitted to trading on Nasdaq or any other organized market ("Class B Shares").

2.1.3 Class A Shares and Class B Shares will have the same economic rights.

[3]

On February 18, 2022, a reverse split of all shares issued by HoldFin was approved and implemented, in the proportion of 2:1 (two shares issued by HoldFin now representing one share issued by HoldFin after the reverse split), which resulted in the adjustment of the proportion attributed between the shares and units of Inter per Redeemable PN, which was 3 (three) times in the original structure of the Corporate Reorganization, to 6 (six) times, without any change, therefore, in the economic conditions of the established relationship, preserved in the Corporate Reorganization.

2.1.6. Details about Inter&Co and the rights to which the Class A Shares and BDRs will be entitled are described at in Inter's Reference Form and will be described in the call documents for the Extraordinary General Meeting, which will be called in due course and will resolve, among other matters, on: (i) the ratification of the hiring of the appraiser for purposes of the Corporate Reorganization; (ii) the approval of the appraisal report prepared by the appraiser; (iii) the Corporate Reorganization; and (iv) this Protocol and Justification, through which the terms and conditions for the Corporate Reorganization were established and which contains the appraisal reports and other pertinent documents, signed by the Companies' managements ("New Reorganization EGM").

2.2. BDRs Option; BDRs Program Level 1

2.2.1 Inter's shareholders that wish to directly hold Class A Shares after receiving BDRs backed by Class A Shares may undo their BDRs at any time in order to receive Class A Shares, upon instructions given to B3 through their respective custody agents, pursuant to B3's regulations.

2.2.2. Inter&Co has applied to the CVM for registration as a Sponsored Level I BDR Program and for admission to trading of BDRs backed by Class A Shares at B3, with Banco Bradesco S.A. as depositary institution:

(i)	on July 16, 2021, B3 granted the request for admission to trading of BDRs backed by Class A Shares ; and

(ii)

on October 29, 2021, the CVM approved the registration of the Sponsored Level I BDR Program , conditioned  to the maintenance of Inter's registration as a publicly-held company in category A before the CVM for at least 12 (twelve) months after the conclusion of Corporate Reorganization.

2.2.3 Inter&Co will, prior to the date of the New Reorganization EGM, file a foreign issuer registration application and a Level II BDR program registration application with the CVM and B3, which will be analyzed by those entities within the applicable regulatory deadlines.  OBTAINING THESE REGISTRATIONS IS NOT A CONDITION FOR THE CORPORATE REORGANIZATION TO TAKE EFFECT, IF APPROVED BY THE SHAREHOLDERS IN THE NEW EGM REORGANIZATION AND IF THE CONDITIONS FOR ITS IMPLEMENTATION ARE MET. Once the CVM and B3 approve the registration of the Level II BDR program, Level I BDRs will be automatically substituted by Level II BDRs.

2.2.4 Inter&Co will make, on this date, public filing of an amendment to the registration statement with the Securities and Exchange Commission ("SEC") relating to the new terms and conditions for the potential resumption of the Corporate Reorganization. The holding of the New Reorganization EGM will be conditioned upon the SEC declaring the amendment to the registration statement filed with the SEC effective.  If such declaration of effectiveness does not occur prior to the New Reorganization EGM, Inter will cancel or postpone the date for holding the New Reorganization EGM .

2.3 Cash-Out Option; Funding for the Cash-Out

2.3.1 As mentioned in item 2.1.1.1(d), the Cash-Out Option will be available only and exclusively to the Legitimate Shareholders, in compliance with: (i) the Limit on the Amount of Shares, as ascertained on the Cut-Off Date; and (ii) the Cash-Out Cap .

2.3.2. The amount to be disbursed, per PN Redeemable under the Cash-Out Option, will be R$38.70 (thirty-eight reais and seventy centavos), subject to the Cash-Out Cap, as defined by the Cash-Out Report (as defined below), which calculated an amount of R$6,45 (six reais and forty-five cents) per Inter common and/or preferred share, or R$19.35 (nineteen reais and thirty-five cents) per Inter unit, to be paid to the Legitimate Shareholders who validly elect to exercise the Cash-Out Option ("Cash-Out Option Amount").

2.3.3 To finance the payment of the Cash-Out, HoldFin will use resources originating from: (i) of financing to be contracted by it with financial institutions, in the amount of up to R$1,150,000,000.00 (one billion and one hundred and fifty million reais), which will be formalized until the date of the New Reorganization EGM and whose main characteristics are described in Exhibit 2.3.3 of this instrument ("Cash-Out Financing") .

2.4 Option Period ; Shareholder Manifestation; Dealing Rules

2.4.1. The Cash-Out Option will be available to those Legitimate Shareholders who exercise this option within six (6) business days from and including the business day following the date of the New Reorganization EGM ("Option Period"), subject, in any event, to the Limit on the Amount of Shares.

2.4.2. the Option Period was determined in order to assure the Legitimate Shareholders sufficient time after the New Reorganization EGM to make their decision.

2.4.2. During the Option Period, the Legitimate Shareholder who has chosen the Cash-Out Option may only migrate to the BDRs Option and vice versa, if the shareholder's custody agent provides for this possibility. Thus, prior to making his decision, the Legitimized Shareholder should contact the institution where his shares are held in custody to ascertain the procedures required by the latter .

2.4.3. the Option Period Ends:

(i)	the Legitimate Shareholder cannot change his decision and there will be no migration between options;

(ii)	Inter's Shareholder who is in the BDR Option may trade with his shares issued by Inter until the effective implementation of the Corporate Restructuring, when the BDRs will be delivered to him;

(iii)

the Legitimate Shareholder that has adhered to the Cash-Out Option may not trade with its shares issued by Inter, observing that: (a) said prohibition, in the event of Apportionment, shall apply exclusively to the portion of the shares corresponding to the Cash-Out Redemption, as per the result of the Apportionment that may be disclosed by Inter; and (b) with the implementation of the Corporate Reorganization, such shareholder shall receive the amount corresponding to the Cash-Out Option, subject to the Apportionment ; and

(iv)

Inter will communicate to the market, within two (2) Business Days after the end of the Option Period, whether the amount corresponding to the Cash-Out Option will represent an amount less than, equal to, or greater than the Cash-Out Cap, including the Apportionment result, if any, i.e. the proportion of Redeemable PNs of each class that will be delivered to the Legitimate Shareholders who have entered into the Cash-Out Option .

2.4.4. The Legitimate Shareholder that does not manifest during the Option Period, does not observe the procedures to be disclosed by Inter for the exercise of the Cash-Out Option or, further, does not exercise the Withdrawal Rights, as defined below, will receive the BDRs Option.

3. CONDITIONS FOR THE CONCLUSION OF THE CORPORATE REORGANIZATION

3.1. The completion of the Corporate Reorganization is conditioned to the implementation of the following events ("Implementation Conditions"):

(i)	Approval of the Corporate Reorganization by Inter's Shareholders at New Reorganization EGM and by HoldFin's shareholders up to the date of the New Reorganization EGM (inclusive) ;

(ii)

(a) declaration of effectiveness by the SEC on the supplement to the registration statement to be submitted by Inter&Co to the SEC prior to the New Reorganization EGM ; (b) no order suspending the aforementioned declaration of effectiveness; and (c) no commencement or threat of any such proceedings by the SEC ;

(iii)

By the date of the New Reorganization EGM, HoldFin shall obtain a binding commitment, from one or more financial institutions, with respect to the Cash-Out Financing, in an amount sufficient to meet the Redemption of the Cash Redeemable PNs, subject to the Cash-Out Cap;

(iv)	All conditions precedent to the disbursement of the Cash-out Financing must have been met; and

(v)	Approval of the corporate acts of the New Extraordinary General Meeting Reorganization by the Central Bank.

3.2 If the Conditions for Implementation are not met, the Corporate Reorganization shall not be implemented, and the resolutions made and/or acts performed in connection with the intended Corporate Reorganization shall be null and void, and the status quo ante shall be maintained by Inter, HoldFin and Inter&Co.

4. REPLACEMENT RELATIONS, APPRAISERS, AND APPRAISAL REPORTS

4.1 Substitution Relationships

4.1.1. Upon completion of the Corporate Reorganization, c ach holder of Inter's common shares and preferred shares, including unit holders, will maintain, in Inter&Co's total capital, the same proportional interest that it held in Inter's total capital immediately prior to completion of the Corporate Reorganization, except for the effects of: (i) of the payment of the Cash-Out Option; and (ii) of the payment of the reimbursement for the exercise of the Withdrawal Rights (as defined below) in favor of the shareholders that make such option.

4.1.2. As a result of the Merger of Shares, Redeemable PNs issued by HoldFin, all registered and with no par value, will be issued in favor of Inter's shareholders, in replacement of the common and preferred shares issued by Inter held by them . Based on the share price criteria in the period indicated in the Cash-Out Report (as defined below), which results in the same replacement ratio if the book value of the shares or discounted cash flow criteria of Inter and HoldFin were adopted on the Base Date (as defined below), each six (6) common and/or preferred shares issued by Inter will correspond to one (1) PN Redeemable issued by HoldFin, and each two (2) units of Inter will correspond to one (1) PN Redeemable issued by HoldFin ("Replacement Ratio Merger of Shares").

4.1.3 Each 1 (one) Redeemable PN issued by HoldFin, in turn, will entitle the holder to receive:

(i)	1 (one) BDR, with each BDR being backed by 1 (one) Class A Share; or

(ii)

R$38.70 (thirty-eight reais and seventy cents), corresponding to the Cash-Out Option Value, which will be subject to updating by the DI rate from the date on which the New Reorganization EGM is held until the date of actual payment.

4.1.4 In addition, Report 264 (as defined below) was prepared to calculate, on a comparative basis, the replacement ratio of Inter's shareholders' shares for HoldFin shares, valuing the two assets according to the same criteria and on the Base Date (as defined below), based on the discounted cash flow criterion. According to Report 264 (as defined below), by the discounted cash flow methodology on the Base Date, as provided for in article 8, item II, of CVM Instruction No. 565, of June 15, 2015, as amended ("ICVM 565"): (a) the value of Inter is R$ 44,132 million; and (b) the value of HoldFin is R$ 13,881 million.

4.1.5. Thus: (a) the application of the theoretical share replacement ratio based on such comparative criterion would result in the exchange of 6 (six) Inter shares (preferred or common) or 2 (two) Inter units for 1 (one) Redeemable PN Share issued by HoldFin, such ratio being equivalent to the Share Merger Replacement Ratio; (b) for this reason, the option referred to in article 264, paragraph 3, of the Brazilian Corporation Law is not available to the dissenting shareholder of Inter; and, therefore, (c) the reimbursement, for those exercising the Right of Withdrawal, will be calculated based on the equity book value of the Inter share .

4.1.6. Any fractions of BDRs resulting from the Merger of Shares, followed by the Redemption with delivery of the BDRs, shall be grouped in whole numbers to be sold in the spot market managed by B3 after the consummation of the Corporate Reorganization, pursuant to a notice to shareholders to be disclosed by Inter. The amounts earned in said sale will be made available net of fees to the former Inter Shareholders holding the respective fractions, in proportion to their interest in each security sold. No additional amounts in cash or shares (or BDRs) will be paid by Inter&Co to Inter's Shareholders who opt for the BDR Option. The amount resulting from such sale of tranches may be less than the Cash-Out Option.

4.2. Appraisers; Appraisal Reports

4.2.1. The independent members of Inter's Board of Directors separately evaluated and recommended to Inter's Board of Directors, and all members of the Board of Directors approved, unanimously and without any restrictions, the hiring of PricewaterhouseCoopers Corporate Finance & Recovery Ltda, headquartered at Avenida Francisco Matarazzo 1.400, Torre Torino, City of São Paulo, State of São Paulo, registered with the CNPJ under no. 05.487.514/0001-37 ("PwC" or "Appraiser"), to prepare the appraisal report containing the evaluations indicated below, in compliance with the terms of the B3 Notices:

(i)

the value of the shares issued by Inter, based on their economic value, pursuant to item 10.1 of the Level 2 Regulations of B3 and following the parameters of CVM Instruction 361, of March 5, 2002, as amended ("Cash-Out Report"); and

(ii)

value of the shares issued by Inter and HoldFin, evaluated the two assets based on the discounted cash flow methodology on December 31, 2021 ("Base Date"), for purposes of comparing the replacement ratio, pursuant to article 264, of the Brazilian Corporation Law, and article 8, II, of ICVM 565 ("Report 264").

4.2.2 Considering the new terms of the Corporate Restructuring, PwC updated the Cash-Out

Report on April 14, 2022, having calculated a value of R$6.45 (six reais and forty-five cents) per share issued by Inter, or R$19.35 (nineteen reais and thirty-five cents) per unit. The Report 264 underwent the necessary updates in relation to the value of the shares issued by Inter and HoldFin, evaluating both equity based on the discounted cash flow methodology on the Base Date.

4.2.3. The independent members of the Board of Directors of Inter, separately, evaluated and recommended to the Board of Directors of Inter, , which approved, unanimously and without any restrictions, the contracting of KPMG Auditores Independentes, with head office at Rua Arquiteto Olavo Redig de Campos, 105, 6th floor, tower A, São Paulo, SP, CEP 04711-904, enrolled in the CNPJ under no. 57.755.217/0001-29 ("KPMG" or "Auditor"), to: (a) prepare a report on the value of the shares issued by Inter to be incorporated by HoldFin, within the scope of the Merger of Shares, based on the net book value of the shares issued by Inter, on the Base Date, for purposes of verification of the capital increase of HoldFin, as provided for in article 252 of the Brazilian Corporations Law ("Share Merger Report" and, together with the Cash-Out Report and Report 264, the "Valuation Reports"); and (b) prepare the reasonable assurance report on the pro forma financial information of Inter considering the completion of the Corporate Reorganization, relative to the Base Date, pursuant to article 7 of ICVM 565, which will be included in the management proposal of the New EGM Reorganization.

4.2.4 The Appraisal Reports found:

(i)	the amount of R$6.45 (six reais and forty-five), corresponding to the economic value per Inter preferred and/or common share, as determined by the Cash-Out Report;

(ii)

the comparative share replacement ratio, based on the discounted cash flow method, of six (6) Inter shares for one (1) HoldFin share, which is the same as that calculated based on the Share Merger Replacement Ratio; and

(iii)	the amount of R$3.30 (three reais and thirty cents), corresponding to the net book value per Inter preferred and/or common share on the Base Date, as determined by the Share Merger Report.

4.2.5 The appointment of PwC and KPMG, as well as the Cash-Out Report, the 264 Report and the Merger of Shares Report shall be submitted for ratification at the New Reorganization EGM, observing the resolution quorums described in item 5.2 below and that will be included in the manual for participation in the New Reorganization EGM to be disclosed by Inter. PwC and KPMG are considered independent experts for the purposes of issuing the Reports within the scope of the Corporate Reorganization.

4.2.6 The Auditor and the Appraiser were selected for the work considering, among others, their wide and notorious experience in the preparation of reports and appraisals of this nature. The Auditor and the Appraiser expressly declare (a) there is no current or potential conflict or communion of interests with the shareholders of the Companies or, further, with respect to the Merger of Shares; and (b) the shareholders or managers of the Companies have not directed, limited, hindered or practiced any acts that have or may have compromised the access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of their conclusions.

4.2.7. Inter will bear all costs related to hiring PwC and KPMG for the preparation of the Appraisal Reports.

4.3 Inter and HoldFin Asset Evolution

4.3.1. The Merger of Shares and the SoftBank Share Transfer (as defined below) will result in an increase in HoldFin's net equity in the amount of R$5,819,783,248.07 (five billion eight hundred and nineteen million seven hundred and eighty-three thousand two hundred and forty-eight reais and seven cents), with the issuance of up to 294.647,051 (two hundred and ninety-four million six hundred and forty-seven thousand and fifty-one) Redeemable PNs, equivalent to the book value of the shares to be incorporated, under the terms of the Share Merger Report, of which (i) up to R$441,970,576.25 (four hundred and forty-one million, nine hundred and seventy thousand five hundred and seventy-six reais and twenty-five cents) will be allocated to the capital stock increase; and (ii) the remainder will be allocated to the formation of capital reserve.

4.3.2. between the date hereof and the effective date of the Merger of Shares:

(i)

Inter's capital stock will be increased to reflect the effects of the capital increase approved by the Board of Directors on April 4, 2022 related to the vesting of certain Inter's long-term incentive programs (as defined below), in the amount of R$ 3,873,885.00, with the issuance of 4,830,964 preferred shares and 2,415,482 common shares , which is pending approval by the Central Bank.

(ii)

the capital stock of HoldFin will be increased to reflect: (a) the contribution of shares held by SoftBank, at book value, in consideration for the issuance of common shares of HoldFin, in all things equal to the shares currently held by the controlling shareholder, under the Amended and Restated Reorganization Agreement described below ("SoftBank Share Contribution"); and (b) the contribution to HoldFin by Inter&Co of its own shares, at book value, to match the BDR Option, in consideration for the issuance of Redeemable PNs .

4.3.3 Except for the effects of any exercise of the Withdrawal Rights and Inter's capital increase indicated in item 4.3.2(i) above, there will be no change in Inter's capital stock, nor in the number of shares into which it is divided.

4.3.4 In the event that the Right of Withdrawal is exercised, the value of HoldFin's equity increase will be proportionally reduced to reflect the shares that, due to the payment of the reimbursement, are no longer incorporated.

4.3.5. Equity variations after the Base Date will be calculated and reflected in the companies in which they occur.

5. CORPORATE APPROVALS

5.1. The effectiveness of the Corporate Reorganization, including the Merger of Shares, shall depend on the completion of:

(i)

Separate meeting of the independent members of Inter's Board of Directors, with the exclusive purpose of evaluating the terms and conditions of the Corporate Reorganization and issuing its recommendation to the members of Inter's Board of Directors;

(ii)	Meeting of the members of Inter's Board of Directors, with the exclusive purpose of deliberating on the terms and conditions of the Corporate Reorganization and calling the New Reorganization EGM;

(iii)	HoldFin's Extraordinary General Meeting, to ratify the signing of this instrument and, by means of a statutory amendment, approve the creation of the Redeemable PNs;

(iv)	The New Reorganization EGM, to be convened after the execution of this instrument, pursuant to item 2.1.6 above ;

(v)

Extraordinary General Meeting of HoldFin, to resolve on the following items on the agenda (summarized herein): (i) ratification of the hiring of KPMG to prepare the Share Merger Report; (ii) approval of the Share Merger Report; (iii) approval of this Protocol and Justification; (iv) approval of the Share Merger, in the context of the Corporate Reorganization; and (v) approval of the Redemption;

(vi)	Extraordinary General Meeting of HoldFin to resolve on the capital increase of HoldFin due to the Incorporation of Shares .

5.2 Pursuant to the B3 Notices, the matters for which the New Reorganization EGM will be convened will be validly resolved if the following installation and resolution quorums have been met at the New Reorganization EGM:

(a) on first call:

NO.	ORDER OF THE DAY	INSTALLATION QUORUM	DELIBERATION QUORUM
(i)	Ratification of the hiring of PwC to prepare the Cash-Out Report and the 264 Report	2/3 of the Inter's capital stock, provided that 20% of the total Outstanding Shares are present	Majority of the Outstanding Shares present at the New Reorganization EGM (as provided in the B3 Notices) and observing the provisions of article 252 of the Brazilian Corporation Law
(ii)	Ratification of the hiring of KPMG to prepare the Share Merger Report	2/3 of Inter's capital stock	Majority of the Outstanding Shares present at the New Reorganization EGM (as provided in the B3 Notices) and observing the provisions of article 252 of the Brazilian Corporation Law.
(iii)	Approval of the Cash-Out Report, Report 264 and the Merger of Shares Report	2/3 of Inter's capital stock	Majority of the Outstanding Shares present at the New Reorganization EGM (as provided in the B3 Notices) and observing the provisions of article 252 of the Brazilian Corporation Law.
(iv)	Protocol Approval and Justification	2/3 of Inter's capital stock	Majority of the Outstanding Shares present at the New Reorganization EGM (as provided in the B3 Notices) and observing the provisions of article 252 of the Brazilian Corporation Law
(v)	Approval of the Merger of Shares, in the context of the Corporate Reorganization, with the consequent delisting of Inter from B3's Level 2 of Corporate Governance	2/3 of Inter's capital stock	Majority of the Outstanding Shares present at the New Reorganization EGM (as provided in the B3 Notices) and observing the provisions of article 252 of the Brazilian Corporation Law
(vi)

The suppression, under the terms of the B3 Official Letter, of article 52, paragraph seven, of Inter's Bylaws, which provides for the obligation to make the public offering for the acquisition of shares issued by Inter provided for in item 11.3 of the Level 2 of Corporate Governance Regulations of B3

		2/3 of Inter's capital stock	Majority of the Outstanding Shares present at the New Reorganization EGM (as provided in B3 Notices)
(vii)	Authorization for Inter's managers to subscribe to the new shares to be issued by HoldFin , on behalf of Inter's shareholders	2/3 of Inter's capital stock	Majority of the Outstanding Shares present at the New Reorganization EGM (as provided in the B3 Notices) and observing the provisions of article 252 of the Brazilian Corporation Law

(b) on second call:

NO.	ORDER OF THE DAY	INSTALLATION QUORUM	DELIBERATION QUORUM
(i)	Ratification of the hiring of PwC to prepare the Cash-Out Report and the 264 Report	Any number of Outstanding Shares	Majority of the Outstanding Shares present at the New Reorganization EGM (as provided in the B3 Notices) and observing the provisions of article 252 of the Brazilian Corporation Law
(ii)	Ratification of the hiring of KPMG to prepare the Share Merger Report	Any number of Outstanding Shares	Majority of the Outstanding Shares present at the New Reorganization EGM (as provided in the B3 Notices) and observing the provisions of article 252 of the Brazilian Corporation Law
(iii)	Approval of the Cash-Out Report, Report 264 and the Merger of Shares Report	Any number of Outstanding Shares	Majority of the Outstanding Shares present at the New Reorganization EGM (as provided in the B3 Notices) and observing the provisions of article 252 of the Brazilian Corporation Law

NO.	ORDER OF THE DAY	INSTALLATION QUORUM	DELIBERATION QUORUM
(iv)	Protocol Approval and Justification	Any number of Outstanding Shares	Majority of the Outstanding Shares present at the New Reorganization EGM (as provided in the B3 Notices) and observing the provisions of article 252 of the Brazilian Corporation Law
(v)	Approval of the Merger of Shares, in the context of the Corporate Reorganization, with the consequent delisting of Inter from B3's Level 2 of Corporate Governance	Any number of Outstanding Shares	Majority of the Outstanding Shares present at the New Reorganization EGM (as provided in the B3 Notices) and observing the provisions of article 252 of the Brazilian Corporation Law
(vi)

The suppression, under the terms of the B3 Official Letter, of article 52, paragraph seven, of Inter's Bylaws, which provides for the obligation to make the public offering for the acquisition of shares issued by Inter provided for in item 11.3 of the Level 2 Regulations of Corporate Governance of B3

		Any number of Outstanding Shares	Majority of the Outstanding Shares present at the New Reorganization EGM (as provided in B3 Notices)
(vii)	Authorization for Inter's managers to subscribe to the new shares to be issued by HoldFin on behalf of Inter's shareholders.	Any number of Outstanding Shares	Majority of the Outstanding Shares present at the New Reorganization EGM (as provided in the B3 Notices) and observing the provisions of article 252 of the Brazilian Corporation Law

5.3 "Outstanding Shares" shall be deemed to be the common or preferred shares issued by Inter, except for those: (i) belonging to Inter's controlling shareholders (as indicated in Inter's Reference Form), (ii) belonging to persons linked to Inter's controlling shareholders (as determined by B3 through the 1st B3 Official Letter), (iii) belonging to Inter's administrators, and (iv) held in treasury. B3 issued, on April 13, 2022, the 3rd B3 Official Letter, which reformed part of the 1st B3 Official Letter to allow the shareholder SoftBank to integrate the concept of Outstanding Shares.

6. WITHDRAWAL RIGHTS

6.1 As provided for in article. 252, paragraph 2, of the Brazilian Corporation Law, the Merger of Shares shall give rise to withdrawal rights to Inter's shareholders who hold common or preferred shares (including those that integrate units), on an uninterrupted basis, since the end of the trading session on April 14, 2022 (last trading session before the date of the first Material Fact on the adjusted Corporate Reorganization) and who do not vote in favor of the Corporate Reorganization, or who do not attend the New Corporate Reorganization EGM, and such right shall be exercised within 30 days from the publication of the minutes of the New Corporate Reorganization EGM ("Withdrawal Rights").

6.2 The amount to be paid to the holder of each common or preferred share will correspond to the net book value of Inter's share on December 31, 2021, according to Inter's financial statements to be submitted for approval at an ordinary shareholders' meeting to be held on April 28, 2022, corresponding to R$3.30 (three reais and thirty cents) per share4 .

7. TREATMENT OF STOCK OPTION PLANS

7.1. Inter intends, upon completion of the Corporate Reorganization, to migrate the long-term incentive plans currently existing at Inter and/or create new plans within Inter&Co, which will be established within the premises usually adopted by Inter for retention of its executives, as well as within the shareholder dilution percentage currently adopted by Inter, namely 4% of its outstanding shares.

7.2 Should any beneficiary of the Inter Plans be disconnected from Inter after the Merger of Shares, the provisions of the contracts originally entered into between Inter and the respective beneficiaries shall apply.

8. SUBMISSION OF THE CORPORATE REORGANIZATION TO THE BRAZILIAN OR FOREIGN AUTHORITIES

8.1. Considering that this is an operation between companies of the same group, there is no need to talk about submission of the Corporate Reorganization to any Brazilian or foreign antitrust authorities.

8.2 The completion of the Corporate Reorganization is conditioned to compliance with the Implementation Conditions.

9. GENERAL PROVISIONS

9.1 Except as otherwise provided herein, the costs and expenses incurred in connection with the Corporate Reorganization shall be borne by Inter, including expenses related to the fees of its respective advisors, auditors, appraisers and attorneys.

9.2 The managements of Inter and HoldFin engaged the advice of investment banks of international repute to assist their respective boards of directors in the informed decision-making process with respect to the financial parameters of the Corporate Reorganization. Such financial institutions have not indicated any impediment or conflict for the performance of this work.

9.3 This Protocol and Justification may only be amended by means of a written instrument signed by the Parties.

[4]	Calculated based on dividing the value of total equity on December 31, 2021, divided by the number of shares then existing.

9.4 The eventual declaration by any court of nullity or ineffectiveness of any of the covenants contained in this Merger Agreement shall not affect the validity and effectiveness of the other covenants, which shall be fully complied with, and the Companies shall be obliged to use their best efforts to validly adjust themselves in order to obtain the same effects of the covenant that has been annulled or has become ineffective.

9.5 The failure or delay of any of the Companies to exercise any of its rights under this Merger Agreement shall not be deemed a waiver or novation and shall not affect the subsequent exercise of such right. Any waiver shall be effective only if specifically granted and in writing.

9.6 This Protocol and Justification is irrevocable and irreversible, and the obligations assumed herein by the Companies are also binding upon their successors in any capacity.

9.7 The assignment of any of the rights and obligations agreed upon in this Merger Agreement without the prior and express written consent of the Companies is prohibited.

9.8 The Parties and the two witnesses execute this Protocol and Justification by electronic means, in such a way that the Parties declare and expressly agree, for the purposes of Art. 10, Paragraph 2 of Provisory Measure No. 2,200-2, of August 24, 2001, that their signatures by such means are binding, effective and confer authenticity, integrity and legal validity to the document executed herein, making this Protocol and Justification an extrajudicial executive instrument for all legal purposes.

10. APPLICABLE LAW AND DISPUTE RESOLUTION

10.1 This Protocol and Justification shall be governed and interpreted according to the Brazilian legislation.

10.2 Any and all disputes that may arise between the Parties as a result of this Merger Agreement or related hereto shall be finally settled by arbitration, administered by the Market Arbitration Chamber instituted by B3 ("Market Arbitration Chamber"), pursuant to the Arbitration Rules of said institution in effect at the time of commencement of the arbitration. Should the Arbitration Regulation of the Market Arbitration Chamber be omitted in any aspect, the Parties hereby agree to apply the provisions of Law No. 9307/1996 as a supplement.

10.3 The Arbitration Panel shall consist of three (3) arbitrators ("Arbitration Panel") to be appointed in accordance with the Arbitration Rules of the Market Arbitration Chamber. None of the arbitrators to be appointed need to be members of the Market Arbitration Chamber's body of arbitrators, as provided for by Law No. 9307/96.

10.4 The place of arbitration shall be the City of São Paulo, State of São Paulo, Brazil, where the award shall be rendered. The language of the arbitration shall be Portuguese.

10.5 The arbitrators shall decide based on the applicable Brazilian legislation, being forbidden the judgment by equity.

10.6 The arbitration proceedings and any documents and information disclosed in connection with the arbitration shall be confidential.

10.7 The arbitral award shall be final and binding on the Parties and their successors, and the Parties waive any right of appeal. Each Party has the right to resort to the Judiciary Power in order to (i) impose the commencement of arbitration; (ii) obtain injunctions for protection or preservation of rights, prior to the commencement of arbitration, if so required, including to execute any measure calling for specific performance pursuant to paragraph 3 of art. 118 of the Corporation Law, and any such action shall not be deemed a waiver of arbitration as the sole means of dispute resolution chosen by the Parties; (iii) to enforce any decision of the Arbitration Tribunal, including the arbitration award; (iv) the judicial measures set forth in Law No. 9307/1996, including any action to seek annulment of the arbitration award when permitted by law; or (v) enforcement of this Merger Agreement as an extrajudicial execution instrument. In the case of injunctive or specific execution measures submitted to the Judiciary Branch in the cases foreseen herein, the Arbitration Tribunal, when constituted, shall consider them, being free to maintain or modify the decision issued by the Judiciary Branch. For all judicial measures provided for herein, the Parties choose the courts of the City of Belo Horizonte, State of Minas Gerais, with the exception of any other, however privileged it may be, except for the measures provided for in item (iii) above, which may be proposed in any competent court.

10.8 The costs of arbitration shall be paid in accordance with the Market Arbitration Chamber's Arbitration Rules, and the liability for costs, including administration fees, fees of arbitrators, experts and technical assistants, as well as contractual attorneys' fees, shall be defined by the Arbitration Tribunal in the arbitration award.

10.9 The Parties hereby declare to be bound by this arbitration clause and undertake to participate in any arbitration that may be proposed, which is related to this instrument, as well as to comply with the arbitration award.

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Appendix 2.3.3

On April 26, 2022, HoldFin obtained a commitment letter from Banco BTG Pactual S.A., Banco Bradesco BBI S.A., Banco Itaú BBA S.A., and Banco ABC S.A. to provide financing to redeem Cash Redeemable Shares up to the amount of the Cash Redemption Threshold.  Pursuant to this commitment letter, HoldFin will pay (i) a commitment fee of 0.2% per year over the commitment amount; (ii) a structuring fee of 0.57% pro rata (90 days) over the commitment amount and (iii) 0.10% of the amount over the effective disbursement.

The main expected terms of the Cash-Out Financing are summarized below:

R$1.15 billion (corresponding to the Cash-Out Cap and the estimated value of the correction by the DI rate between the date of the New AGE Reorganization and the date of conclusion of the Corporate Reorganization).

Debtor	HoldFin

Debt Instrument	Debentures to be issued by HoldFin

Due date	12 months from disbursement

Mandatory early redemption (cash sweep)	Liquidity events, including from equity investments issued by HoldFin or Inter&Co, or reduction of Inter's capital

Interest	DI Rate, plus spread of 1.95%

Nominal Value and Interest Payments	Expiration (bullet)

HoldFin's management expects to repay the Cash-Out Financing with proceeds from a potential public offering of Inter&Co shares, dividends paid by Inter or through a capital reduction of Inter (subject to appropriate regulatory approvals). HoldFin has agreed to initiate, within twenty (20) business days from the date of disbursement, regulatory procedures to obtain approval for a capital reduction of Inter. Such capital reduction will be used to discharge the Cash-Out Financing if other sources of funds are not available on acceptable terms. It is expected that Financing Cash-Out will be collateralized by future receivables from such possible reduction of Inter's capital. Under a commercial agreement, Inter is expected to agree to make certain investments in interbank certificates of deposit issued by Banco BTG Pactual S.A. Banco Itaú BBA S.A. and Banco ABC S.A., remunerated at 100% of the DI rate. These investments will not be collateralized under the Cash-Out Financing.

The binding instrument formalizing the Cash-Out Financing has certain conditions precedent, such as signing of the corresponding definitive agreements, confirmation of HoldFin's representations and warranties, compliance with minimum capital requirements and obligations to pay commissions and other fees. If these conditions are not met, the Corporate Reorganization will not be implemented.